21st Floor, Everbright Bank Building,
Zhuzilin, Futian District, Shenzhen, Guangdong,
People’s Republic of China 518040
Tel.: (+86) 755 -8370-8333
Fax: (+86) 755-8370-9333

November 5, 2009

By EDGAR Transmission and by Hand Delivery

Mark P. Shuman
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:

China Information Security Technology, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed August 12, 2009
File No. 333-159375

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008
Filed August 12, 2009
Form 10-Q for the quarterly period ended June 30, 2009
Filed August 6, 2009
File No. 001-34076

Dear Mr. Shuman:

On behalf of China Information Security Technology, Inc. ("CIST," "we," or "our"), we hereby submit a supplement to our November 2, 2009 response to comments 8 and 10 of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received on August 28, 2009, with respect to Amendment No.1 to our Registration Statement on Form S-3, Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

We understand and agree that:

a.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.

the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we," "us" and "our" refer to the Company on a consolidated basis.

Mark P. Shuman
Division of Corporation Finance

November 5, 2009

Item 8. Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3. Variable Interest Entity, page F-16

1.

Supplement your response to comments 8 and 10 of our letter dated August 28, 2009, to discuss the basis for management’s initial determination in October 2006, that iASPEC met the definition of a business.

RESPONSE: Based on the factors/indicators outlined in Appendix C of FIN 46(R), we determined that iASPEC met the definition of a business for the purposes of applying the scope exception in paragraph 4(h) of FIN 46(R). Following is our analysis of inputs, process and outputs identified in Appendix C as they apply to iASPEC.

Inputs

Long-lived assets, including intangible assets, or rights to the use of long-lived assets: At December 31, 2005, iASPEC had total assets of approximately $5.5 million, including long-lived assets of approximately $1.6 million. Included in iASPEC’s long-lived assets at December 31, 2005 were capitalized computed software costs of approximately $700,000.

Intellectual property: iASPEC holds special governmental permits and licenses.

The ability to obtain access to necessary materials or rights: iASPEC was incorporated, and its operations commenced, in the PRC in May 1993. iASEPC had established relationships with many vendors from whom it sourced the materials necessary to achieve its business objectives.

Employees: iASPEC’s assembled workforce enabled the company to fulfill customer orders. The cost of this workforce is included in iASPEC’s expenses as reported in its financial statements.

Processes

iASPEC’s operations included systems, standards and protocols that included strategic management, and day-to-day involvement in operations and resource allocation processes by senior management, including Mr, Lin and Mr. Cai. Such processes are evidenced by iASPEC’s reported results for the years ended December 31, 2004 and 2005, and the period through October 8, 2006.

Outputs

iASPEC’s revenues for the years ended December 31, 2004 and 2005 and for the period from January 1, 2006 to October 8, 2006 were approximately $200,000, $5 million and $9.6 million, respectively.

There were no changes to these inputs, processes and outputs as a result of iASPEC’s entry into the Turnkey Agreement.

Appendix C of FIN 46(R) states that "a set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to conduct normal operations and sustain a revenue stream by providing its products or services or both to customers." Because iASPEC included all of these items on the date at which IST and iASPEC executed the Turnkey Agreement, management concluded that iASPEC met the definition of a business and that the Company, through IST, may avail of the scope exception.

Mark P. Shuman
Division of Corporation Finance

November 5, 2009

If you would like to discuss our response, the Amendment or any other matters regarding CIST, please contact Dawn M. Bernd-Schulz, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8345.

Sincerely,

CHINA INFORMATION SECURITY TECHNOLOGY, INC.

By: /s/Jiang Huai Lin
Jiang Huai Lin
President and Chief Executive Officer